October 21, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:          Energy & Technology Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 10, 2008
File No. 333-150437

Dear Mr. Schwall:

We represent Energy & Technology Corp., (the “Company”).  We are in receipt of your letter dated October 20, 2008.  The following are our responses.

Security Ownership of Certain Beneficial Owners and Management, page 20

1.	We note your response to our previous comment 4 and reissue said comment. Show the full number of shares Mr. Sfeir controls in the table, not just via footnote.

Answer:  The Security Ownership of Certain Beneficial Owners and Management table has been revised to reflect Mr. Sfeir controls 175,001,000 shares of the Company’s common stock.

Very truly yours

ANSLOW & JACLIN, LLP

By: Gregg E. Jaclin
Gregg E. Jaclin